ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
December 21, 2023
Ms. Deborah L. O’Neal
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) Range Cancer Therapeutics ETF (the “Fund”) (S000081227) File Nos. 333-179562 and 811-22668
Dear Ms. O’Neal:
For your convenience, the comments have been reproduced with a response following each comment.
Comment 1.Please disclose the number of components in the Range Cancer Therapeutics Index.
Response:    The Trust has revised the disclosure to include the number of components in the Range Cancer Therapeutics Index.
Comment 2.With respect to the performance benchmark index, please show the new index as a secondary index until June 2024, at which time the old index can be removed and the new index can be shown as the primary index.
Response:    The Trust notes that the S&P 500 is the Fund’s broad-based securities market index and that both the Loncar Cancer Immunotherapy Index and the Range Cancer Therapeutics Index are underlying indices. The Trust also notes that while the Average Annual Total Returns table reflects performance through December 31, 2022, the Range Cancer Therapeutics Index was not used by the Fund prior to June 20, 2023. Because the Fund did not track the Range Cancer Therapeutics Index during the period represented by the Average Annual Total Returns table, the Trust has not added this index. The Trust additionally notes that the Loncar Cancer Immunotherapy Index is no longer being calculated. The Trust has removed the Loncar Cancer Immunotherapy Index and has revised the disclosure as follows:

The table illustrates how the Fund’s average annual returns for the 1-year, 5-year, and since inception periods compare with those of the S&P 500 Index, a broad measure of market performance, ~~and the Fund’s prior underlying index, the Loncar Cancer Immunotherapy Index~~.

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If you have any questions or require further information, please contact me at amber.kopp@usbank.com.
Sincerely,
/s/ Amber C. Kopp
Amber C. Kopp
For U.S. Bank Global Fund Services, as administrator to the Trust
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